A Special Meeting of Shareholders was held on January 26, 2001 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between Chase Vista Select New York Intermediate Tax Free Income Fund (the "acquiring fund"), which is a series of Mutual Fund Select Trust, and Chase Vista New York Tax Free Income Fund (the "acquired fund"), which is a series of Mutual Fund Trust. Under the Reorganization Plan, the acquired fund would transfer all of its assets and liabilities to the acquiring fund in a tax-free reorganization. In exchange, shareholders of the acquired fund would receive shares of the acquiring fund with a value equal to their respective holdings in the acquired fund. A majority of shareholders of Chase Vista New York Tax Free Income Fund approved the Reorganization Plan by the following vote: 3,823,042 shares "for" the proposal, and 346,885 shares "against" the proposal.